GP-Act III Acquisition Corp.

300 Park Avenue, 2nd Floor

New York, New York 10022

United States of America

November 16, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Timothy Buchmiller

	Re:	GP-Act III Acquisition Corp. Registration Statement on Form S-1 File No. 333-253853

Dear Mr. Buchmiller:

GP-Act III Acquisition Corp. (the “Registrant”) previously filed the above-referenced registration statement on Form S-1 (the “Registration Statement”), with related amendments. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Rodrigo Boscolo at +1 (212) 430-4340.

Sincerely,

/s/ Antonio Bonchristiano
Antonio Bonchristiano
Chief Executive Officer